SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             VELLA PRODUCTIONS, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   92257W 10 6
                                 --------------
                                 (CUSIP NUMBER)

                            Hui Ping Cheng, President
                             Vella Productions, Inc.
                           999 3rd Avenue, Suite 3800
                                Seattle, WA 98104
                                  206-224-3725
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 1, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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

                                  SCHEDULE 13D

CUSIP NO. 92257W 10 6

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Shenzhen Hua Yin Guaranty & Investment Co., Ltd.
      (f/k/a Shenzhen Shiji Ruicheng Guaranty & Investment Co., Ltd.)

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     4,340,700
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,340,700
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,340,700 shares of common stock, $.001 par value
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.79%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

----------
      * Based upon 74,980,000 shares of the Issuer's common stock issued and outstanding as of October 2, 2007, after giving effect to that merger transaction completed on such date, as reported by Vella Productions, Inc. in its Current Report on Form 8-K dated and filed with the Securities and Exchange Commission on October 3, 2007.

                                  SCHEDULE 13D

CUSIP NO. 92257W 10 6

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Xu Zhiyong

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      P.R. China
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     None
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        4,340,700
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            None
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     4,340,700
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,340,700 shares of common stock, $.001 par value
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.79%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

----------
      * Based upon 74,980,000 shares of the Issuer's common stock issued and outstanding as of October 2, 2007, after giving effect to that merger transaction completed on such date, as reported by Vella Productions, Inc. in its Current Report on Form 8-K dated and filed with the Securities and Exchange Commission on October 3, 2007.

Item 1. Security and Issuer

      This statement relates to the purchase by the Reporting Person of 4,340,700 shares of the common stock, $.001 par value (the "Shares"), of Vella Productions, Inc. (the "Issuer"), having its principal executive offices at 999 3rd Avenue, Suite 3800, Seattle, WA 98104.

Item 2. Identity and Background

      (a) The reporting person for purposes of this statement is Shenzhen Hua Yin Guaranty & Investment Co., Ltd. (the "Reporting Person"). Xu Zhiyong (the "Control Person") controls the Reporting Person, as the Chairman and controlling stockholder of the Reporting Person.

      (b) The business address of the Reporting Person and the Control Person is Anlian Building, Suite A1501, 2222 Jintian Road, Futian District, Shenzhen, P.R. China 518000.

      (c) The Reporting Person's principal business is as a provider of surety and loan guarantees. The Control Person Serves as the Chairman of the Reporting Person.

      (d) Neither the Reporting Person nor the Control Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither the Reporting Person nor the Control Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) The citizenship of the Control Person is Chinese.

Item 3. Source and Amount of Funds

      Under an agreement and plan of merger dated as of October 1, 2007, among the Issuer, its wholly-owned subsidiary, Guoxi Holding Limited ("GHL") and each of the Reporting Person and the other shareholders of GHL named therein (the "Merger Agreement"), the Issuer issued an aggregate of 68,900,000 shares of its common stock in exchange of all of the issued and outstanding capital stock of GHL (the "Merger Transaction"). The Reporting Shares issued to the Reporting Person represent the pro rata ownership interest of the Reporting Person, as a shareholder of GHL, in GHL at the time of the Merger Transaction, or 6.3% of the issued and outstanding capital stock of GHL.

Item 4. Purpose of Transaction

      The Reporting Person acquired the Reporting Shares as a result of the Merger Transaction. Such Reporting Person's prior ownership interest in GHL was acquired for investment purposes. Depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional securities of the Issuer or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

      (a) Neither the Reporting Person nor the Control Person has any plan or proposal which relates to or which would have the effect of any acquisition of additional, or disposition of any, securities of the Issuer.

      (b) Neither the Reporting Person nor the Control Person has any plan or proposal which relates to or would result in an extraordinary transaction involving the Issuer or any subsidiary of the Issuer.

      (c) Neither the Reporting Person nor the Control Person has any plan or proposal which relates to or would result in a sale or transfer of a material amount of the assets of the Issuer or any subsidiary of the Issuer.

      (d) Except as otherwise contemplated by the Merger Transaction, Neither the Reporting Person nor the Control Person is currently aware of any plan or proposal which relates to or would result in any change to the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

      (e) Neither the Reporting Person nor the Control Person has any plan or proposal which relates to or would result in a material change in the Issuer's present capitalization or dividend policy.

      (f) Neither the Reporting Person nor the Control Person has any plan or proposal which relates to or would result in a material change in the business or corporate structure of the Issuer.

      (g) Neither the Reporting Person nor the Control Person has any plan or proposal which relates to or would result in a change in the Issuer's charter, by-laws or instruments corresponding thereto which may impede the acquisition of the Issuer by any person.

      (h) Neither the Reporting Person nor the Control Person has any plan or proposal which relates to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) Neither the Reporting Person nor the Control Person has any plan or proposal which relates to or would result in a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      (j) Neither the Reporting Person nor the Control Person has any plan or proposal which relates to or would result in any action similar to those described in paragraphs (a) through (i) above.

Item 5. Interest in Securities of the Issuer

      (a) Following the Merger Transaction, the Reporting Person owns an aggregate of 4,340,700 shares of the Common Stock, constituting 5.79% of the issued and outstanding shares of the Issuer's Common Stock based upon the 74,980,000 shares of Issuer's Common Stock issued and outstanding as of October 2, 2007. The Control Person may be deemed a beneficial owner of the Shares for purposes of this statement by virtue of his position as the Chairman and Controlling Stockholder of the Reporting Person.

      (b) The Reporting Person has sole power to vote or direct to vote of the Shares and the sole power to dispose or to direct the disposition of the Shares, except that the Control Person may be deemed to have the power to direct the vote or disposition thereof by virtue of his control of the Reporting Person.

      (c) Neither the Reporting Person nor the Control Person has effected any transaction involving the Issuer's securities within the sixty (60) preceding days.

      (d) No other person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, except that the Controlling Person may be deemed to have the power to direct the receipt of either dividends or proceeds by virtue of her control of the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Other the Merger Transaction contemplated by the Merger Agreement to which the Reporting Person, as a shareholder of GHL, is a party, neither the Reporting Person nor the Control Person has any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7. Material to be filed as Exhibits

      None


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2007                            Shenzhen Hua Yin Guaranty &
                                            Investment Co., Ltd.


                                                     By: /s/ Xu Zhiyong
                                                         -----------------------
                                                         Name: Xu Zhiyong
                                                         Title: Chairman


                                                     /s/ Xu Zhiyong
                                                     ---------------------------
                                                     Xu Zhiyong


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